SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 1)

                        Allstar Inns Inc.
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                        (Name of Issuer)

                  Common Stock, $0.01 par value
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                   (Title Class of Securities)

                              198891
                    -------------------------
                          (CUSIP Number)

                      Craig F. Miller, Esq.
             Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                    New York, New York  10004
                         (212) 859-8000
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   (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                        September 7, 1995
          ---------------------------------------------
      (Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d
1(b)(3) or (4), check the following box /  /.

Check the following box if a fee is being paid with the statement
/  /.   (A fee is not required only if the reporting person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                  SEC 1746 (12-91)

                             SCHEDULE 13D
CUSIP No.     198891               Page  2  of  4  Pages
           -----------                 -----  -----

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              GOTHAM PARTNERS, L.P.   13-3700768

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /  /
                                                           (b) /  /

3      SEC USE ONLY

4      SOURCE OF FUNDS*
              WC

5      CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                      /  /

6      CITIZENSHIP OR PLACE OF ORGANIZATION
              NEW YORK

NUMBER
OF     7      SOLE VOTING POWER
SHARES        77,850

BENEFI 8      SHARED VOTING POWER
CIALLY           0
OWNED
BY

EACH   9      SOLE DISPOSITIVE POWER
REPORT-       77,850
ING

PERSON 10   SHARED DISPOSITIVE POWER
WITH             0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         77,850
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                           /  /
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.24%
14     TYPE OF REPORTING PERSON*
          PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 1 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") relating to the Common Stock, $0.01 par value (the "Shares") of Allstar Inns Inc., a Delaware corporation (the "Company"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

      Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule
13D.


                          *        *        *

Item 3 is hereby amended to add the following information:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The aggregate purchase price of the 12,850 Shares covered by this Amendment No. 1 was $208,988, all of which was obtained from the general funds of Gotham.


                          *        *        *

Item 5 is hereby amended to add the following information:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) As a result of the purchases described under Item 5(c), Gotham owns 77,850 Shares as of the close of business on September 7, 1995, representing an aggregate of approximately 8.24% of the outstanding Shares (based upon 944,710 Shares outstanding as of July 1, 1995, as reported in the Company's Form 10-Q for the quarter ended June, 1995).

      (c) The table below sets forth information with respect to all purchases of Shares by Gotham not otherwise reported. All of such purchases took place on the over-the-counter market.

Transaction Date   Number of Shares    Price per Share    Aggregate Price
----------------   ----------------    ---------------    ---------------
   9/1/95                1,300              17.75              23,075
   9/6/95                  700              17.375             12,163
   9/7/95               10,000              17.375            173,750
                     ---------                              ---------
TOTAL                   12,850                               $208,988

                          *        *        *
                                                            3 of 4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 8, 1995

                             GOTHAM PARTNERS, L.P.

                             By:   Section H Partners, L.P.
                                   its general partner


                                   By:   KARENINA CORPORATION,
                                         a general partner of
                                         Section H Partners, L.P.


                                   By:   /s/ William A. Ackman
                                         _______________________
                                         William A. Ackman
                                         President


                                   By:   DPB CORPORATION,
                                         a general partner of
                                         Section H Partners, L.P.


                                   By:   /s/ David P. Berkowitz
                                         _______________________
                                         David P. Berkowitz
                                         President